CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

05012616

8 November 2005

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	04/11/2005
Notice of Results .	26/10/05

Yours faithfully,

Krupali Patel

3

11/17

Catlin Group

82-34808

Print

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 04/11/2005

RNS Number:6676T
Catlin Group Limited
04 November 2005

REG-Catlin Group Limited Director/PDMR Shareholding

Catlin Group Limited

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

MICHAEL HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MICHAEL HARPER

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

MICHAEL HARPER

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES, PAR VAULE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of s hares held by each of them

MICHAEL HARPER

82-34808

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

495 PENCE PER SHARE

14. Date and place of transaction

4TH NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,000 0.006%

16. Date issuer informed of transaction

4TH NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

82-34808

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

LORRAINE MULLINS

Date of notification

4 NOVEMBER 2005

END
RDSBDBDBBXGGGUS

82-34805

CATLIN

Speciality insurance and reinsuran

Investor Relations

REG-Catlin Group Limited Notice of Results
Released: 26/10/2005

RNS Number:1976T
Catlin Group Limited
26 October 2005

CATLIN GROUP LIMITED
NOTIFICATION OF 2006 DATES

Catlin Group Limited's Preliminary Results for the year ending 31 Dece
are expected to be announced on Thursday 9 March 2006. The Annual Gene
Meeting will take place on Tuesday 6 June 2006 at the Group's offices
Cumberland House, 6th Floor, 1 Victoria Street, Hamilton, Bermuda HM 1

The Group's Interim Results for the six months ending 30 June 2006 are
to be announced on Friday 8 September 2006.

For more information contact:

James Burcke, Head of Communications
Tel: +44 (0) 20 7458 5710
E-mail: james.burcke@catlin.com

END
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